UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE


Mail Stop 4561

January 19, 2006

C. Harril Whitehurst, Jr.
Chief Financial Officer
Village Bank & Trust Financial Corp.
1231 Alverser Drive
P.O. Box 330
Midlothian, Virginia  23113

	Re: 	Village Bank & Trust Financial Corp.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Fiscal Quarters Ended March 31, 2005, June 30,
2005 and September 30, 2005
		File No.  0-50765

Dear Mr. Whitehurst:

      We have reviewed your response dated December 27, 2005 to our comment letter dated December 13, 2005. We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,



Joyce Sweeney
Accounting Branch Chief
??

??

??

??

C. Harril Whitehurst, Jr.
Village Bank & Trust Financial Corp
1/19/2006
Page 3 of 1


3